Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310 fax 913-663-2239

September 22, 2009

H. Roger Schwall, Assistant Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Registration Statement on Form S-1, Amendment 1

Filed September 3, 2009

File Number 333-159680

Dear Mr. Schwall:

We have reviewed your comments sent September 16, 2009 regarding our recent S-1/A filing and are returning our written responses by way of this correspondence. We propose to file our formal responses by way of a Rule 424(b) Prospectus filing in lieu of filing a new amendment since the comments and our responses to those comments do not require any material additional information. The filing of an amendment would require substantial additional expense and delay that both seem unnecessary due to the nature of the comments.

We have prepared a separate reply for File Number 333-159119. Your comments and our responses that relate to File Number 333-159680 are as follows:

Amendment No.3 to Registration Statement on Form S-1 (File Number 333-159119)

General

1.

We note that you removed Smart Win International Ltd. from the selling security holders table. It therefore appears that you no longer intend to have the 32 million shares held by Smart Win covered by your registration statement. Please make conforming changes throughout your filing to reflect this change. For example, please update your registration fee table and your disclosure in the footnotes to your selling security holders table at page 35.

Response: Does not apply to File Number 333-159680

Amendment No. 2 to Registration Statement on Form S-1 (File Number 333-159680)

General

2.

Please revise your filing to provide consistent disclosure regarding the oversubscription privilege. For example, you state at page 37 that you will issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege. However, the subscription document set forth in Exhibit 4.1 provides that if a holder checks the box in Section 1(b) to participate in the over allotment option, he or she will receive notice from your subscription agent of the number of shares available. In addition, you state at page 37 that those rights holders that have chosen and qualify for the oversubscription privilege will receive an additional mailing of the oversubscription document and certificate. However, it appears from Exhibit 4.1 that the document intended to be the subscription document for the oversubscription option will be provided in the initial mailing to rights holders.

Response:

We believe our disclosure is consistent in reference to the oversubscription privilege. On page 37 we will make it clear that the rights holders that have chosen and qualify for the oversubscription privilege will receive directly from the rights agent an additional mailing of the oversubscription notice of the number of rights shares available and the termination date of the over subscription period and an additional subscription form which will be the same subscription form as is contained in the Rights Certificate. The additional subscription form will be for convenience purposes only. This is consistent with the Rights Certificate which is Exhibit 4.1.

As additional notification to the rights holders and investors, however, we intend to issue a press release approximately five days after the close of the 30 day base rights subscription period to report the shares available for the oversubscription privilege and the results of the base rights subscription period. This is in addition to the direct notification mailing described on Page 37 and in the subscription document. We do not believe this additional information/notice is inconsistent with Exhibit 4.1 but is intended only to provide additional notice of the fact that the additional mailing is being made.

The Offering, page 6

3.

We note your disclosure that Malcolm Bendall intends to oversubscribe to the rights offering and acquire any and all shares not subscribed by other rights holders. Please disclose the percentage of your outstanding common stock that Mr. Bendall would own if he purchased all of the shares offered in your rights offering.

Response:

If Mr. Bendall were to purchase all of the shares offered in the rights offering, his beneficial ownership percentage of our outstanding common stock would be approximately 42%. This percentage was calculated from information in the filed document and will be added to the Rule 424(b) Prospectus wherever mention is made of Mr. Bendall’s intent to over subscribe, including on page 6.

Closing Comments

We believe that with the proposed clarifications that can be included in the Rule 424(b) Prospectus filing, the document as filed September 3, 2009 properly and consistently reflects procedures regarding the oversubscription privilege and the percentage Mr. Bendall would own if he purchased all offered shares. We don’t believe these proposed changes would justify the effort and cost of an amendment to the t registration statement. We therefore propose that we file a Rule 424(b) prospectus with these changes in lieu of an amendment to the Registration Statement and be allowed to seek acceleration of effectiveness at the earliest possible date.

We hope this response is adequate to satisfy your comments. Please contact us if further information or clarification is required. We ask your assistance to expedite your review of these comments and allow us to request acceleration of the effective date.

Sincerely,

/s/ John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

cc:

Via Facsimile

Roger V. Davidson, Esq.

(303) 415-2500

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